EXHIBIT 12.1

Computation of Deficiency of Earnings to Fixed Charges

	3 Months Ended September 30,	Fiscal Years ended June 30,
In thousands	2010	2010	2009	2008	2007	2006
Net loss before taxes	$(10,010)	$(46,951)	$(58,136)	$(34,369)	$(92,685)	$(70,981)
Plus: fixed charges	87	335	251	214	233	195

Deficiency of earnings to fixed charges	$(9,923)	$(46,616)	$(57,885)	$(34,155)	$(92,452)	$(70,786)